Exhibit 99.1

Hydro One Inc. Prices Offering of $1.6 Billion Medium Term Notes under Sustainable Financing

Framework

TORONTO, November 18, 2025 - Hydro One Limited, Ontario’s largest electricity transmission and distribution company, today announced that its wholly-owned subsidiary, Hydro One Inc. (together with Hydro One Limited, “Hydro One”), has priced an offering of $1.6 billion of Medium Term Notes (the “Notes”) consisting of $1.2 billion aggregate principal amount of 3.90% Medium Term Notes, Series 64, due 2033 (the “Series 64 Notes”) and $400 million aggregate principal amount of 4.80% Medium Term Notes, Series 65, due 2056 (the “Series 65 Notes”). The Series 64 Notes will be issued at a price of $99.939 per $100.00 principal amount and the Series 65 Notes will be issued at a price of $99.888 per $100.00 principal amount. The net proceeds from the issuance of the Notes will be approximately $1.59 billion. The offering of the Notes is expected to close on November 21, 2025.

The offering of Notes represents the issuance of medium term notes pursuant to Hydro One’s Sustainable Financing Framework dated August 13, 2024 (the “2024 Framework”). Hydro One Inc. intends to allocate an amount equal to the net proceeds from the sale of the Notes to finance and/or refinance, in whole or in part, new and/or existing eligible green projects that meet the eligibility criteria described in the 2024 Framework. Prior to such allocation, the net proceeds from the issuance of the Notes may be initially used, in part or in full, for repayment of indebtedness or investments in bank deposits or other cash equivalents, in each case in accordance with Hydro One’s internal liquidity management policies. Although Hydro One Inc. intends to allocate an amount equal to the net proceeds from the sale of the Notes to eligible green projects under the 2024 Framework, it will not be an event of default under the trust indenture governing the Notes if the company fails to do so.

The Notes are being offered on a best-efforts basis in each of the provinces of Canada through a syndicate of agents. The Notes are being offered pursuant to a short form base shelf prospectus of Hydro One Inc. dated February 28, 2024. Hydro One Inc. will be filing pricing supplements to the base shelf prospectus relating to the offering of each series of Notes with the securities regulatory authorities in each of the provinces of Canada. The pricing supplements and accompanying base shelf prospectus contain important detailed information about each series of Notes being offered. Copies of the pricing supplements relating to each series of Notes and the accompanying base shelf prospectus relating to each series of Notes may be obtained over the Internet under Hydro One Inc.’s profile at the Canadian Securities Administrators’ website at www.sedarplus.com. Investors should read the pricing supplements and accompanying base shelf prospectus before making an investment decision.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or under any securities laws of any State of the United States, and may not be offered or sold in the United States or to, or for the account or benefit of, a “U.S. person” (as defined in Regulation S under the U.S. Securities Act) absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and all applicable state securities laws. The Notes have not been approved or disapproved by any regulatory authority nor has any such authority passed upon the accuracy or adequacy of the short form base shelf prospectus or the pricing supplements.

Hydro One Limited (TSX: H)

Hydro One Limited, through its wholly-owned subsidiaries, is Ontario’s largest electricity transmission and distribution provider with 1.5 million valued customers, $36.7 billion in assets as at December 31, 2024, and annual revenues in 2024 of $8.5 billion.

Our team of 10,100 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2024, Hydro One invested $3.1 billion in its transmission and distribution networks, and supported the economy through buying $2.9 billion of goods and services.

We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives.

Hydro One Limited’s common shares are listed on the TSX and certain of Hydro One Inc.’s medium term notes are listed on the NYSE. Additional information can be accessed at www.hydroone.com, www.sedarplus.com or www.sec.gov.

Caution Concerning Forward Looking Statements, Risks and Assumptions:

This news release includes “forward looking information” within the meaning of applicable securities laws. The forward-looking information in this news release includes, without limitation, expectations regarding the timing of the closing of the offering and the anticipated use of an amount equal to the net proceeds of the offering of the Notes towards financing and/or refinancing new or existing eligible green projects under the 2024 Framework. We caution that all forward looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward looking information or could cause our current objectives, strategies and intentions to change, and many of these factors are beyond our control and current expectations or knowledge. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One Limited’s and Hydro One Inc.’s filings with the securities regulatory authorities in Canada, which are available on SEDAR+ at www.sedarplus.com. Hydro One Limited and Hydro One Inc. do not intend, and they disclaim any obligation, to update any forward-looking information, except as required by law.

For further information:

Investors:

Wassem Khalil

Director, Investor Relations

investor.relations@hydroone.com

416-345-5943

Media:

media.relations@hydroone.com

1-877-506-7584 (toll-free Ontario only) or

416-345-6868.